CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

Canadian Utilities Limited Increases Dividend

CALGARY, January 23, 2004 - The Board of Directors of Canadian Utilities Limited, an ATCO Company, today declared a first quarter dividend of 53.0 cents per Class A non-voting and Class B common share, a 3.9% increase over the 51.0 cents paid in each of the previous four quarters. The dividend is payable March 1 to shareholders of record on February 11, 2004.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Series Q 5.90%	CU.PR.T	0.368750	11-Feb	01-Mar
Series R 5.30%	CU.PR.V	0.331250	11-Feb	01-Mar
Series S 6.60%	CU.PR.D	0.412500	11-Feb	01-Mar
Series W 5.80%	CU.PR.A	0.362500	11-Feb	01-Mar
Series X 6.00%	CU.PR.B	0.375000	11-Feb	01-Mar

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information, please contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
and Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance &
Controller
Canadian Utilities Limited
(403) 292-7528

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FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	0.53	CAD	01/23/2004	02/11/2004	03/01/2004
CU.X	0.53	CAD	01/23/2004	02/11/2004	03/01/2004
CU.PR.T	0.36875	CAD	01/23/2004	02/11/2004	03/01/2004
CU.PR.V	0.33125	CAD	01/23/2004	02/11/2004	03/01/2004
CU.PR.D	0.4125	CAD	01/23/2004	02/11/2004	03/01/2004
CU.PR.A	0.3625	CAD	01/23/2004	02/11/2004	03/01/2004
CU.PR.B	0.375	CAD	01/23/2004	02/11/2004	03/01/2004

Filed on behalf of the Issuer by:

Name: Trina Leanne Metz
Phone: 403-292-7564
Email: trina.metz@atco.com
Submission Date: 01/23/2004 14:41:53
Last Updated: 01/23/2004 14:41:53